UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended September 30, 2001

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                   For the Quarter Ended September 30, 2001



                             CONTENTS

                                                                                                        Page
ITEM 1 - Organization Chart                                                                               3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   5

ITEM 3 - Associate Transactions                                                                           6

ITEM 4 - Summary of Aggregate Investment                                                                  7

ITEM 5 - Other Investments                                                                                8

ITEM 6 - Financial Statements and Exhibits                                                                8

SIGNATURES                                                                                                8

EXHIBIT A                                                                                                 9



ITEM 1 - ORGANIZATION CHART
(As of September 30, 2001)

-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                                                                                                             Percentage
                        Name of Company                         Energy- or                                   of Voting    Nature of
                (Organization Chart Hierarchy)                  Gas-Related     Date of        State of      Securities   Business
            (Reporting companies denoted with (**))             Company       Organization   Organization     Held         (a)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
Alliant Energy Corporation                                          N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
   Cargill-Alliant, L.L.C. (**)                                    Energy        10/29/97      Wisconsin         50%     (v) - 2
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
   Alliant Energy Resources, Inc.                                   N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Alliant Energy Development, LLC                             N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Argo Power LLC (**) (*)                               Energy         6/5/00        Delaware         67%     Inactive
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Henwood Energy Services, Inc. (**)                         Energy         8/9/85       California        17%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Nth Power Technologies Fund II, L.P. (**)                  Energy        2/25/00       California        8%      (ii)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        SmartEnergy, Inc. (**)                                     Energy        11/3/00        Delaware         18%     (v) - 3
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Alliant Energy Integrated Services Company                  N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Industrial Energy Applications, Inc. (**)             Energy        9/22/83          Iowa          100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  BFC Gas Company L.C. (**)                        Energy        12/7/95          Iowa           60%     (vi)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Energys, Inc. (**)                               Energy        6/25/84       Wisconsin        100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             RMT, Inc. (**)                                        Energy        7/29/83       Wisconsin        100%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Residuals Management Technology,
                     Inc., Ohio (**)                               Energy        1/22/97          Ohio           48%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  RMT North Carolina, Inc. (**)                    Energy         4/6/69     North Carolina     100%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  RMT, Inc., Michigan (**)                         Energy        12/15/95       Michigan        100%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  RMT International, Inc. (**)                     Energy        10/9/97       Wisconsin        100%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Lake Engineering, Inc. (**)                      Energy         9/2/82        Georgia         100%     (vii) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Heartland Energy Group, Inc. (**)                     Energy         6/1/95       Wisconsin        100%     (v) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Industrial Energy Applications
                     Delaware Inc.                                  N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Oak Hill Pipeline L.P. (**)                 Energy         4/1/97         Texas           99%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Alliant South Texas Pipeline, L.P. (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                   Energy        4/20/99         Texas           99%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Alliant Energy Desdemona, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                   Energy        2/14/00        Delaware         99%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Alliant Energy Field
                            Services, LLC)                         Energy        8/31/00         Texas           90%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Alliant Energy Field Services, LLC                N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Alliant South Texas Pipeline, L.P. (**)
                           (Also owned by Industrial Energy
                           Applications Delaware Inc.)             Energy        4/20/99         Texas           99%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Alliant Energy Desdemona, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware Inc.)             Energy        2/14/00        Delaware         99%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Industrial Energy
                            Applications Delaware Inc.)            Energy        8/31/00         Texas           90%     (ix) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  NG Energy Trading, LLC (**)                      Energy        9/26/00        Oklahoma         50%     (v) - 1
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Alliant Energy Integrated Services -
                Energy Solutions LLC (**)                          Energy         1/1/01          Iowa          100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Schedin & Associates, Inc. (**)                  Energy        6/22/82       Minnesota        100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  SVBK Consulting Group, Inc. (**)                 Energy         7/2/85        Florida         100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                                       3

-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Alliant Energy Integrated Services -
                Energy Management LLC (**)                         Energy         1/1/01          Iowa          100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Enermetrix.com, Inc. (**)                        Energy        1/17/95        Delaware         3%      (v) - 3
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Energy Performance Services, Inc. (**)                Energy        12/17/93     Pennsylvania      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Cogenex Corporation (**)                              Energy        9/26/83     Massachusetts      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  APS Cogenex LLC (**)                             Energy        9/29/95        Delaware         50%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Energy Capital and Services I, LP (**)           Energy         5/4/90     Massachusetts      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Energy Capital and Services II, LP (**)          Energy        11/13/90    Massachusetts      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Energy Holdings Corporation (**)                 Energy        10/3/94        Delaware        100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Cogenex West Corporation (**)                    Energy        9/26/83     Massachusetts      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  EUA Cogenex-Canada Inc. (**)                     Energy        10/11/94        Canada         100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                       EUA Cogenex-Canada Energy
                          Services, Inc. (**)                      Energy        12/16/97        Canada         100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                            AGRA Cogenex Joint Venture (**)        Energy         7/8/97         Canada          50%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  Northeast Energy Management, Inc. (**)           Energy         1/7/94     Massachusetts      100%     (i)
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Alliant Energy Investments, Inc.                            N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Heartland Energy Services, Inc.                        N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
                  ReGENco L.L.C. (**)                              Energy        4/19/99       Wisconsin         30%     (vii) - 2
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
        Alliant Energy Transportation, Inc.                         N/A            N/A            N/A            N/A         N/A
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------
             Williams Bulk Transfer Inc. (**)                      Energy        4/27/99          Iowa          100%     (ix) - 2
-------------------------------------------------------------- ------------ ---------------- -------------- ------------ ----------


N/A - Not applicable
(a)   The following abbreviations were used:


-------------------- ------------------------------------------------------------------------------------------
Abbreviation         Nature of Business
-------------------- ------------------------------------------------------------------------------------------

(i)                  Energy management services
(ii)                 Development and commercialization of innovative electrotechnologies
(v) - 1              Brokering and marketing of energy commodities - natural gas
(v) - 2              Brokering and marketing of energy commodities - electricity
(v) - 3              Brokering and marketing of energy commodities - natural gas and electricity
(vi)                 Production of alternative fuels
(vii) - 1            Environmental licensing, testing, and remediation services
(vii) - 2            Integrated turbine and generator services
(ix) - 1             Fuel transportation facilities services
(ix) - 2             Fuel handling and storage facilities services
-------------------- ------------------------------------------------------------------------------------------


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at September 30, 2001


-------------------------------------------- ----------------------- ------------ -------------------------------------------------
                                                                      Principal
                                                                      Amount of
                Company                         Type of               Security
                Issuing                         Security                 (in                        Person to
                Security                         Issued               thousands)              Whom Security was Issued
-------------------------------------------- ----------------------- ------------ -------------------------------------------------

Alliant Energy Desdemona, LP                 Partnership capital        $1,668    Industrial Energy Applications Delaware Inc.(1)
                                             Partnership capital            $1    Alliant Energy Field Services, LLC (1)
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings     $12,940    Alliant Energy Resources, Inc. (1)
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings      $1,428    Alliant Energy Resources, Inc. (1)
Alliant South Texas Pipeline, L.P.           Partnership capital        $6,140    Industrial Energy Applications Delaware Inc.(1)
                                             Partnership capital            $9    Alliant Energy Field Services, LLC (1)
Bastian Bay Pipeline, LP                     Partnership capital          $136    Industrial Energy Applications Delaware Inc.(1)
BFC Gas Company L.C.                         Capital                    $2,600    Industrial Energy Applications, Inc. (1)
Cargill-Alliant, L.L.C.                      Capital                    $5,000    Alliant Energy Corporation (1)
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings     $66,472    Alliant Energy Resources, Inc. (1)
Energys, Inc.                                Capital                    $8,685    Industrial Energy Applications, Inc. (1)
                                             Money pool borrowings        $712    Alliant Energy Resources, Inc. (1)
Energy Performance Services, Inc.            Money pool borrowings     $18,818    Alliant Energy Resources, Inc. (1)
Enermetrix.com, Inc.                         Preferred stock           $10,040    Alliant Energy Integrated Services - Energy
                                                                                    Management LLC (1)
Heartland Energy Group, Inc.                 Common stock               $5,011    Alliant Energy Integrated Services Company (1)
                                             Money Pool Borrowings      $8,969    Alliant Energy Resources, Inc. (1)
Henwood Energy Services, Inc.                Common stock               $1,342    Alliant Energy Resources, Inc. (1)
Industrial Energy Applications, Inc.         Common stock              $21,060    Alliant Energy Integrated Services Company (1)
                                             Money pool borrowings     $28,853    Alliant Energy Resources, Inc. (1)
Lake Engineering, Inc.                       Capital                    $2,650    RMT, Inc. (1)
NG Energy Trading, LLC                       Capital                    $2,250    Heartland Energy Group, Inc. (1)
Nth Power Technologies Fund II, L.P.         Partnership capital        $5,000    Alliant Energy Resources, Inc. (1)
Oak Hill Pipeline L.P.                       Partnership capital        $3,913    Industrial Energy Applications Delaware Inc.(1)
ReGENco L.L.C.                               Class A Units              $1,083    Heartland Energy Services, Inc. (1)
                                             Class B Units                $667    Heartland Energy Services, Inc. (1)
RMT, Inc. (Incl. all subsidiaries except
     Lake Engineering, Inc.)                 Common stock              $11,822    Alliant Energy Integrated Services Company (1)
Schedin & Associates, Inc.                   Money pool borrowings      $1,006    Alliant Energy Resources, Inc. (1)
SmartEnergy, Inc.                            Preferred stock            $6,500    Alliant Energy Resources, Inc. (1)
                                             Bridge Loan               $11,265    Alliant Energy Resources, Inc. (1)
SVBK Consulting Group, Inc.                  Common stock                   $1    Alliant Energy Integrated Services - Energy
                                                                                    Solutions LLC (1)
                                             Money pool borrowings      $1,814    Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.                  Common stock                   $1    Alliant Energy Transportation, Inc. (1)
                                             Money pool borrowings      $4,787    Alliant Energy Resources, Inc. (1)
-------------------------------------------- ----------------------- ------------ -------------------------------------------------


(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2001

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

----------------------------------------------------------------------------------------------------------------------------------
                                                                               Direct      Indirect                      Total
Reporting          Associate                                                   Costs        Costs         Cost of        Amount
Company            Company              Types of                              Charged      Charged        Capital        Billed
Rendering          Receiving            Services                                (in          (in            (in            (in
Services           Services             Rendered                              thousands)   thousands)     thousands)     thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT                WP&L              Environmental consulting                   $71            $-            $-           $71
RMT                IEA               Environmental consulting                    76             -             -            76
RMT                IESU              Environmental consulting                     2             -             -             2
RMT                Barge             Environmental consulting                     5             -             -             5
RMT                Resources         Environmental consulting                    95             -             -            95
Williams           Cargill-Alliant   Coal handling                              184             -             -           184
----------------------------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):


--------------------------------------------------------------------------------------------------------------------------------
                                                                             Direct       Indirect                    Total
Associate          Reporting                                                 Costs         Costs        Cost of       Amount
Company            Company               Types of                           Charged       Charged       Capital       Billed
Rendering          Receiving             Services                             (in           (in           (in           (in
Services           Services              Rendered                          thousands)    thousands)    thousands)    thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting                 $76            $-            $-           $76
Williams           Cargill-Alliant   Coal handling                            184             -             -           184
--------------------------------------------------------------------------------------------------------------------------------


(a)    The following abbreviations were used:

----------------- -------------------------------------------        --------------- ---------------------------------------------
Abbreviation      Legal Name                                         Abbreviation    Legal Name
----------------- -------------------------------------------        --------------- ---------------------------------------------
Barge             IEI Barge Services, Inc.                           Resources       Alliant Energy Resources, Inc.
Cargill-Alliant   Cargill-Alliant, L.L.C.                            RMT             RMT, Inc.
IEA               Industrial Energy Applications, Inc.               Williams        Williams Bulk Transfer Inc.
IESU              IES Utilities Inc.                                 WP&L            Wisconsin Power and Light Company
----------------- -------------------------------------------        --------------- ---------------------------------------------


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:


---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of September 30, 2001 (a)                            $4,447,901          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           667,185          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    667,185          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      114,656
     Energy-related business category ii                                                      10,000
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       40,746
     Energy-related business category vi                                                          31
     Energy-related business category vii                                                      5,400
     Energy-related business category viii                                                         -
     Energy-related business category ix                                                      12,742
     Energy-related business category x                                                            -
                                                                                   _________________
          Total current aggregate investment                                                 183,575          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $483,610          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------



Investments in gas-related companies:


------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                           ____________________
          Total current aggregate investment                                            $-
------------------------------------------------------------------------ -------------------------


(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper, notes payable and other short-term borrowings).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)


------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.                 $1,342            $1,342    No change.
     Industrial Energy Applications, Inc.          47,133            47,133    No change.

Energy-related business category v*
     Cargill-Alliant, L.L.C.                       $5,000            $5,000    No change.
     Heartland Energy Group, Inc.                   3,289             3,289    No change.

Energy-related business category vi*
     BFC Gas Company L.C.                          $2,569            $2,569    No change.

Energy-related business category vii*
     RMT, Inc. (including all                     $11,822           $11,822    No change.
        Subsidiaries except Lake
        Engineering, Inc.)

Energy-related business category ix*
     Oak Hill Pipeline L.P.                        $4,259            $3,913    In the third quarter of 2001, Oak Hill Pipeline
                                                                               L.P. made a distribution of $346 to Industrial
                                                                               Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------


* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
          None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 16th day of November 2001.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer     Corporate Controller and Chief Accounting Officer
-------------------------     (Principal Accounting Officer)
John E. Kratchmer

                                                                     Exhibit A


                          ALLIANT ENERGY CORPORATION
             222 West Washington Avenue, Madison, Wisconsin 53703

                                 CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer    Corporate Controller and Chief Accounting Officer
-------------------------    (Principal Accounting Officer)
John E. Kratchmer